Exhibit 99.4

NOVADAQ TECHNOLOGIES INC.

NOTICE OF ANNUAL AND SPECIAL SHAREHOLDER MEETING

TAKE NOTICE THAT the annual and special meeting (the “Meeting”) of holders of common shares (the “Shareholders”) of Novadaq Technologies Inc. (the “Corporation”) will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, on May 20, 2011 at 9:30 a.m. (Toronto time) for the following purposes:

1.	To receive the financial statements of the Corporation for the year ended December 31, 2010, together with the report of the auditors thereon.

2.	To elect directors of the Corporation.

3.	To appoint auditors of the Corporation and to authorize the directors of the Corporation to fix their remuneration.

4.	To consider, and if deemed advisable, approve a resolution reconfirming and approving all unallocated options under the Corporation’s stock option plan as it may be further amended and restated under the resolution referred to in item 4.

5.	To transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

This notice is accompanied by a form of proxy, the management information circular and the Corporation’s annual report to Shareholders, which includes the audited financial statements of the Corporation for the fiscal year ended December 31, 2010. Reference should be made to the accompanying management information circular for details of the above matters.

If you are unable to be present personally at the Meeting, you are requested to complete, date, sign and deposit the enclosed form of proxy with Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than 9:30 a.m. (Toronto time) on May 18, 2011, or 48 hours before the time of the holding of any adjourned or postponed Meeting, so that as large a representation as possible may be had at the Meeting.

If you are a non-registered shareholder and have received this notice and this management information circular from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided to you.

The board of directors of the Corporation has fixed the close of business on April 15, 2011 as the record date for the determination of holders of common shares entitled to notice of the Meeting, and any adjournment or postponement thereof.

DATED at Toronto, this 5th day of April, 2011.

By order of the Board,
Dr. Arun Menawat
Director, President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation by management (the “Management”) of Novadaq Technologies Inc. (the “Corporation” or “Novadaq”) of proxies to be used at the annual and special meeting of holders of common shares (“Shareholders”) of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set out in the Notice of Annual and Special Meeting of Shareholders accompanying this Circular (the “Notice of Meeting”). Unless otherwise stated, all information contained in this Circular is presented as at April 5, 2011 and, unless otherwise indicated, all references to $ in this Circular are to Canadian dollars.

The form of proxy accompanying this Circular is solicited by, or on behalf of, Management of the Corporation. It is expected that the solicitation will be primarily by mail, but proxies may be solicited personally, by telephone or by other forms of electronic communication, by directors, officers and employees of the Corporation, none of whom have been specifically engaged for this purpose. The costs of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the enclosed form of proxy to attend and to vote and act for, and on behalf of, such Shareholder at the Meeting, and any adjournment or postponement thereof. Such right may be exercised by striking out the names of persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy.

A Shareholder who wishes to be represented by proxy at the Meeting, or any adjournment or postponement thereof, must deposit the accompanying form of proxy, duly executed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of the Meeting, or any adjournment or postponement thereof, with Computershare Investor Services Inc. at the address set forth in the accompanying Notice of Meeting.

The common shares represented by the proxy which is hereby solicited will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and, where the Shareholder whose proxy is solicited specifies a choice with respect to any matter to be acted upon, the common shares shall be voted by the appointee accordingly. Where a Shareholder fails to specify a choice with respect to a matter referred to in the Notice of Meeting, the common shares represented by such proxy will be voted for or in favour of such matter or voted against or withheld if so indicated on the form of proxy.

The enclosed proxy confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters referred to in the Notice of Meeting and any other matters which may properly come before the Meeting, or any adjournment or postponement thereof. At the time of printing of this Circular, Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than the

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matters referred to in the Notice of Meeting. However, if any other matters which at present are not known to Management of the Corporation should properly come before the Meeting, proxies will be voted on such matters in accordance with the best judgment of the named proxy holders.

A Shareholder executing a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast:

(a)	by depositing an instrument in writing executed by such Shareholder or by such Shareholder’s attorney authorized in writing, or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing:

(i)	at the registered office of the Corporation, Novadaq Technologies Inc., 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5, Attention: CFO, at any time up to and including the last business day preceding the day of the Meeting, or any adjournments or postponements thereof, or

(ii)	with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof; or

(b)	in any other manner permitted by law.

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ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a “Non-Registered Holder”) are registered either:

(i)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, TFSAs, RESPs and similar plans); or

(ii)	in the name of a depository (a “Depository”, such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation will have distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the Depositories and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(i)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and submit it to the Corporation, c/o Computershare Investor Services Inc. at the address set forth in the Notice of Meeting; or

(ii)	more typically, be given a voting instruction form which is not signed by the Intermediary and which must be properly completed and signed by the Non-Registered Holder and returned to the Intermediary in accordance with the instructions of the Intermediary or Depository.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares of the Corporation they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting, or any adjournment or postponement thereof, in person (or to have another person appointed as proxy holder to attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holders the right to attend the Meeting, and any adjournment or postponement thereof, and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary or Depository, including those regarding when and where the proxy or voting information form is to be delivered.

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A Non-Registered Holder may revoke a proxy or voting information form which has been given to an Intermediary or Depository by written notice to the Intermediary or Depository or by submitting a proxy or voting instruction form bearing a later date. In order to ensure that an Intermediary or Depository acts upon a revocation of a proxy or voting information form, the written notice should be received by the Intermediary or Depository well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

As at the close of business on April 15, 2011, there were 32,631,899 common shares in the capital of the Corporation issued and outstanding, being the only class of shares outstanding and entitled to vote at the Meeting. Each common share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

The Corporation has fixed April 15, 2011 as the record date for the purposes of determining holders of common shares entitled to receive notice of and vote at the Meeting.

In accordance with the provisions of the Canada Business Corporations Act, the Corporation has prepared a list of registered holders of common shares as at the close of business on the record date. Each holder of common shares named in the list will be entitled to vote at the Meeting the common shares shown opposite the shareholders’ name on such list.

To the knowledge of the directors and executive officers of the Corporation, the only persons, firms or corporations who beneficially own or exercise control or direction over, directly or indirectly, voting shares of the Corporation carrying 10% or more of the voting rights attaching to the total number of issued and outstanding common shares of the Corporation are as follows:

Name	Number of Common shares Owned(1)	Percentage of Common shares Issued
H.I.G. Horizons Corp.	3,855,062	11.8%
Gagnon Securities LLC	4,838,842	16.3%

(1)	Information as to the shareholdings has been obtained by the Corporation from SEDI filings and contact with one shareholder.

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MATTERS TO BE ACTED UPON BY THE SHAREHOLDERS AT THE MEETING

(AS ITEMIZED IN THE NOTICE OF MEETING)

ITEM 1: Consolidated Financial Statements

A copy of the consolidated financial statements of the Corporation for the year ended December 31, 2010 and the report of the auditors on the consolidated financial statements accompanying this Circular will be submitted to Shareholders at the Meeting. Copies of the consolidated financial statements and management discussion and analysis can also be obtained on www.sedar.com or by contacting the Corporation’s Corporate Secretary at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5, or by telephone at 905-629-3822.

ITEM 2: Election of Directors

Nine (9) nominees have been proposed by the Corporation’s board of directors (the “Board”) for election as directors of the Corporation. The nine nominees are listed on page 8. All nominees, other than G. Steven Burrill, are currently directors of the Corporation. It is not anticipated that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, or any adjournment or postponement thereof, the persons named in the enclosed form of proxy shall be entitled to vote for any other nominee(s) in their discretion.

Each director elected will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed. The current members of the Audit Committee and the Governance, Nomination and Compensation Committee (the “GNC Committee”) are indicated in the table and notes thereto on page 8.

If you complete and return the attached form of proxy, your representatives at the Meeting, or any adjournment or postponement thereof, will vote your shares FOR the election of the nominees set out herein unless you specifically direct that your vote be withheld.

ITEM 3: Appointment of Auditors

The Board and Management propose that the firm of Ernst & Young LLP, Chartered Accountants, be re-appointed as auditors of the Corporation to hold office until the next annual meeting of Shareholders, and that the Board be authorized to fix the auditors’ remuneration. Ernst & Young LLP, Chartered Accountants, were first appointed as auditors of the Corporation for the year 2002. In order to be effective, the resolution must receive the affirmative vote of a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

If you complete and return the attached form of proxy, the persons named in the enclosed proxy will vote your shares FOR the re-appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation at remuneration to be fixed by the Board, unless you specifically indicate on the form that your vote be withheld.

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ITEM 4: Reconfirmation and approval of unallocated options under the Corporation’s Stock Option Plan

The policies of the Toronto Stock Exchange (the “TSX”) require that every three years after the institution of a security based compensation arrangement which does not have a fixed number of securities issuable, as is the case with the Corporation’s stock option plan (the “Option Plan”), all unallocated options must be reconfirmed and approved by the Corporation’s shareholders.

The Option Plan sets the maximum number of shares reserved for issuance under the plan as equal to ten (10%) percent of the number of shares in the capital of the Corporation that are outstanding from time to time. Based on 32,631,899 common shares being issued and outstanding as of the date hereof, there were 946,022 common shares that have not been allocated under the Option Plan. The Board proposes that the unallocated options under the Corporation’s Option Plan be approved and authorized until the date that is three (3) years from the date of the Meeting.

The full text of the resolutions approving the unallocated options under the Option Plan is attached to this Circular as Appendix B. To be effective, the approval of the unallocated options must be given by resolution of the Shareholders and such resolution must receive the affirmative vote of a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting. The Board recommends that Shareholders vote in favour of the resolution approving the unallocated options under the Option Plan. Unless instructed to vote against in the accompanying form of proxy, it is the intention of the persons named therein to vote the shares represented thereby in favour of the approval of the unallocated options under the Option Plan.

BOARD OF DIRECTORS - NOMINEES

The table and notes below set out, in respect of each nominee to the Board, the name and municipality of residence of each person proposed to be nominated for election as a director, the period or periods during which the nominee has served as a director of the Corporation, the nominee’s principal occupation or employment during the last five years and all other positions with the Corporation and any affiliate thereof now held by the nominee, if any, and the number of common shares beneficially owned by the nominee or over which the nominee exercises control or direction (in all cases, whether directly or indirectly) as of April 4, 2011. The statement as to share ownership, control and direction is, in each instance, based upon information furnished by the said nominees.

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Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director Since	Number of shares beneficially owned, controlled or directed, directly or indirectly, by nominee(4)
DR. ARUN MENAWAT Oakville, Ontario, Canada	Director, President and CEO	President and CEO, Novadaq Technologies Inc.	July 2003	575,256

AARON DAVIDSON(2) Caledon, Ontario, Canada	Director	Managing Director, H.I.G. Ventures	July 2004	20,288	(3)

ANTHONY GRIFFITHS(2) Toronto, Ontario, Canada	Chairman, Director	Corporate Director	June 2002	61,565

HAROLD O. KOCH, JR.(1) Mandeville, Louisiana, United States of America	Director	Senior Vice President and Chief Scientific Officer, Pamlab, LLC	September 2003	17,488

DR. JOEL I. SHALOWITZ Glencoe, Illinois, United States of America	Director	Professor, Kellogg School of Management	August 2010	—

DR. JOSEPH SOBOTA(2) Kalamazoo, Michigan, United States of America	Director	Managing Director, Apjohn Group LLC	September 2003	17,488

DR. JULIA LEVY(2) Vancouver, British Columbia, Canada	Director	Corporate Director.	July 2008	—

WILLIAM A. MACKINNON(1) Toronto, Ontario, Canada	Chairman, Director	Corporate Director	May 2009	—

G. STEVEN BURRILL San Francisco, California, United States of America	Director	President and CEO, Burrill and Company	—	—

Notes:

(1)	Denotes member of the Audit Committee.
(2)	Denotes member of the Governance, Nomination and Compensation Committee.
(3)

Mr. Davidson is the board nominee of H.I.G. Horizons Corp., an investment vehicle of H.I.G. Ventures which beneficially owns 3,855,062 common shares. Mr. Davidson does not have control or direction, directly or indirectly over these common shares.

(4)	Information as to shareholdings has been provided to the Corporation from SEDI filings.

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The following is a brief profile of the nominee directors of the Corporation:

Arun Menawat. Dr. Menawat has been the President and Chief Executive Officer of Novadaq since 2003. His prior experience includes positions of increasing executive responsibilities including President and Chief Operating Officer of Cedara Software Corporation, now part of Merge Healthcare; Vice President, Operations at Tenneco Inc., a diversified business conglomerate, now separated into multiple companies; and product development management positions at Hercules Incorporated, a specialty chemicals company. Dr. Menawat holds a Ph.D. in Chemical (Bio) Engineering from the University of Maryland and an Executive MBA from the J.L. Kellogg School of Management, Northwestern University.

Aaron Davidson. Mr. Davidson is a Managing Director of H.I.G. BioVentures and focuses on investment opportunities in the life sciences sector. Prior to joining H.I.G. in 2004, he was a Vice President with Ventures West with a focus on venture investing in life science companies. Mr. Davidson began his career with Eli Lilly Company, one of the largest global pharmaceutical companies. He spent a decade with Lilly in various management roles in the U.S. and Canada including business development, strategic planning, market research, and financial planning. After Lilly he spent a year as the Vice-President of Corporate Business Development at SYN-X Pharma. Mr. Davidson currently serves on the boards of Alder Biopharmaceuticals, HyperBranch Medical Technology, NeurAxon Inc., Novadaq Technologies Inc. and Tranzyme Pharmaceuticals. He served on the board’s of Salmedix Inc. and GeminX Pharmaceuticals prior to Cephalon’s acquisitions in June 2005 and April 2011 respectively. He also served on the board of Oncogenex Pharmaceuticals prior to their public listing. Aaron earned his MBA from Harvard Business School and a Bachelor of Commerce degree from McGill University.

Anthony Griffiths. Mr. Griffiths is Chairman of the Board of Directors of the Corporation and is currently an independent business consultant and corporate director. Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987 and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993. Mr. Griffiths is also the Chairman of Russel Metals Inc., and a director of Vitran Corporation, Fairfax Financial Holdings Limited, Jaguar Mining Inc., Northbridge Financial Corporation and OdysseyRe Holdings Corp., and a member of the Board of Trustees of The Brick Ltd.

Harold O. Koch, Jr. For the past 32 years, Mr. Koch has held senior management positions in research and development, regulatory, and business development in the pharmaceutical and Class III medical device fields. Mr. Koch was the Vice President of Business Development & Scientific Affairs at Pamlab L.L.C., a developer, licensor and marketer of pharmaceutical products since July 2002, and effective January 1, 2007, became the Senior Vice President and Chief Scientific Officer of Pamlab. Prior to joining Pamlab, Mr. Koch held senior management positions with Rorer Group, Cooper Companies, Akorn, Inc., Santen, Inc. and has consulted for various ophthalmic biotechnology companies. Mr. Koch holds 3 US patents in ophthalmology, one of which is the leading viscoelastic product in the US (Viscoat), with annual sales in excess of US$100 million. Mr. Koch holds a Bachelor of Science degree in medical microbiology from Texas A&M University and is an active member of the Licensing Executives Society.

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Joel I. Shalowitz. Dr. Shalowitz is Professor and Director of Health Industry Management at Northwestern University’s Kellogg School of Management and Professor of Preventive Medicine at the Feinberg School of Medicine and is also Visiting Professor of Health Industry Management at the Schulich School of Business at York University in Toronto. He also co-founded and is the managing partner of a 20 member primary care group in the suburban Chicago area, where he practiced internal medicine for 21 years. His honors include Fellowship in the American College of Physicians, Fulbright Scholarship at the Schulich Business School, York University in Toronto (2004) and Fulbright Senior Specialist and Visiting Professorship at Keio University Medical School in Tokyo (2007). His recent coauthored books are: Strategic Marketing For Health Care Organizations: Building A Customer-Driven Health System (Jossey-Bass, 2008) and, Medical Innovation and Government Intervention (Taloustieto Oy, 2009). Dr. Shalowitz received his Sc.B. and MD degrees from Brown University and his MBA degree from Northwestern University. He also completed post-graduate internal medicine training at Northwestern.

Joseph Sobota. Dr. Sobota has over 15 years of experience with life science start-up companies as a founder, board member, senior management executive and consultant. Dr. Sobota is the Managing Director of Apjohn Group, LLC, a business development and accelerator group focused on life science opportunities, a position he has held since 2001. Dr. Sobota was a General Partner and Founder of Apjohn Ventures capital organization. Prior to this, Dr. Sobota was the Chief Executive Officer of Rubicon Genomics, a leader in nucleic acid amplification. Prior to joining Rubicon Genomics, Dr. Sobota was the President and Chief Operating Officer of Biopure and Executive Vice President and Chief Operating Officer of Chugai-Upjohn. Dr. Sobota holds an M.D. from Georgetown University and completed his post-graduate residency training at Tulane University and the National Institutes of Health. Dr. Sobota is board certified in anatomic and clinical pathology and has held faculty appointments as visiting Professor of Pathology at Dartmouth Medical School and as Adjunct Professor of Medicine at Northwestern University School of Medicine.

Julia Levy. Dr. Levy has served in several key senior posts at QLT Inc. (“QLT”), including Chief Scientific Officer and Vice President, as well as President and CEO from 1995 to February 2002. Dr. Levy has also been a director of QLT since 1983. In December 2006, Dr. Levy retired from the Board of Directors and became a Director Emerita. Under her leadership, QLT recorded the strongest period of growth in company history and earned a reputation for achieving milestones, including FDA approval for Visudyne® therapy to treat age-related blindness in April 2000. Following her doctorate degree in immunology from the University of London, Dr. Levy was awarded an Industrial Professorship in the Department of Microbiology from the University of British Columbia and is the recipient of several honorary degrees. A fellow of the Royal Society of Canada and former President of the Canadian Federation of Biological Sciences, Dr. Levy has earned numerous awards and honours including an appointment as an Officer of the Order of Canada in 2001, the Female Entrepreneur of the Year for International Business in 1998, Pacific Canada Entrepreneur of the Year in 2000 and the Future of Vision Award from the Foundation Fighting Blindness in 2001.

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William A. Mackinnon. Mr. Mackinnon was Chief Executive Officer of KPMG Canada from April 1999 to his retirement in December 2008. Mr. Mackinnon joined KPMG Canada in 1971, became a partner in 1977, the Toronto Managing Partner in 1988, and the Greater Toronto Managing Partner in 1992. He obtained the FCA designation from the Institute of Chartered Accountants of Ontario in 1994 and, during the period 1999 to 2002, became a member of the Board of Directors of each of KPMG Canada, KPMG International and KPMG Americas. He is an active volunteer and currently serves as Chair of the Board of Directors and Executive Committee Member of the Toronto East General Hospital, as Chair of the Board and Executive Committee Member of the Toronto Board of Trade, as Chair of the Board of the Canadian Institute of Chartered Accountants and as a member of the board of The Toronto Community Foundation and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., of Pioneer Petroleum, of Osisko Mining Corporation and the Public Service Pension Investment Board. Mr. Mackinnon holds a Bachelor of Commerce from the University of Manitoba.

G. Steven Burrill. Mr. Burrill has been involved in the growth and prosperity of the biotechnology industry for over 40 years. Mr. Burrill is one of the original architects of the industry and one of its most avid and sustained developers. He serves as Chairman of the Boards of Pharmasset and Abunda Corporation, and is a member of the Boards of Directors of Catalyst Biosciences, Depomed, NewBridge, Proventys, Targacept and XDx. Before founding Burrill & Company in 1994, he spent 28 years with Ernst & Young, directing services to clients in the biotechnology/life sciences/high technology/manufacturing industries worldwide. In 2002, Mr. Burrill was recognized as the biotech investment visionary by the Scientific American magazine (The Scientific American 50). Mr. Burrill is Chief Executive Officer of Burrill & Company, a San Francisco based life sciences firm focused exclusively on companies involved in human healthcare (biotechnology, pharmaceuticals, diagnostics, devices, medical technologies, healthcare delivery, nutraceuticals and wellness) and BioGreenTech (agricultural biotechnology, industrial biotechnology [biomaterials/bioprocesses], and biofuels). Burrill & Company’s business revolves around four core activities: Venture Capital, Private Equity, Merchant Banking and Media.

To the knowledge of Novadaq, none of the proposed nominees for election as a director of Novadaq has, in the last 10 years, (i) been a director, chief executive officer or chief financial officer of a company that was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) been a director of a company that, while the nominee was acting in that capacity, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors; or (iii) (in their personal capacity) made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, except as follows:

Mr. Griffiths was formerly a director of Consumers Packaging Inc. (“Consumers”) until April 2002 and during the protection period under the Companies’ Creditors Arrangement Act (“CCAA”) in 2001, cease trade orders were issued due to failure to file financial statements. The cease trade orders were temporary lifted in order to permit the consummation of a court sanction sale of substantially all of Consumers’ Canadian assets to a third party. Consumers later filed an assignment in bankruptcy. Mr. Griffiths was a director of Brazilian Resources Inc.

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until June 2004. The company was subject to an insider cease trade order issued by the Ontario Securities Commission on June 10, 2001 due to the company’s late filing of financial statements. All required documents were filed by the company and the cease trade order was rescinded on July 30, 2001. The company was also subject to a cease trade order issued by the British Columbia Securities Commission on June 30, 2003 due to the late filing of financial statements. All required documents were filed by the company and the cease trade order was rescinded on July 8, 2003. Mr. Griffiths was formerly a director of PreMD Inc. and, in connection with the voluntary delisting of PreMD Inc.’s shares from the Toronto Stock Exchange, cease trade orders were issued requiring all trading in and all acquisitions of securities of PreMD Inc. to cease permanently due to PreMD’s failure to file continuous disclosure materials required by Ontario securities law. The cease trade orders are still in effect. Mr. Griffiths was also a director of Slater Steel Inc., which operated under the protection of the CCAA in an orderly wind-down in 2003.

To the knowledge of Novadaq, no proposed nominee (or any of their respective personal holding companies) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

STATEMENT ON CORPORATE GOVERNANCE PRACTICES

The statement on corporate governance practices prepared by the Governance, Nomination and Compensation Committee (the “GNC Committee”) is attached hereto as Appendix “A”.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This compensation discussion and analysis (“CD&A”) describes and explains the Corporation’s policies and practices with respect to the 2010 compensation of its named executive officers, being its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and the three most highly compensated executive officers other than the CEO and CFO (collectively with the CEO and CFO, “NEOs”).

The Corporation’s executive compensation program is administered by the GNC Committee. The GNC Committee has, as a part of its mandate, responsibility to review the remuneration of the officers of the Corporation, including the NEO’s. The GNC Committee also evaluates the performance of the Corporation’s executive officers and reviews the design and competitiveness of the Corporation’s incentive compensation programs. The compensation of the NEOs in 2010 was consistent with the Corporation’s historical practices and in accordance with its compensation philosophy and objectives, as set forth below.

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Overview of Compensation Philosophy

The Corporation’s executive compensation philosophy is to provide competitive compensation to attract and retain talented high-achievers capable of achieving the Corporation’s strategic and performance objectives. Consistent with this philosophy, the primary objectives of the Corporation’s compensation program for its NEOs are:

•	to attract and retain talented, high-achieving executives critical to the success of the Corporation and the creation and protection of long-term shareholder value;

•	to motivate the Corporation’s management team to meet operating, strategic, financial and non-financial objectives; and

•

to align the interests of management and the Corporation’s Shareholders by emphasizing performance based compensation that recognizes individual and the Corporation’s performance, which help to create long-term shareholder value.

Recruiting and Retention

The Corporation believes that providing competitive overall compensation enables the Corporation to attract and retain qualified executives and other personnel. A competitive, fixed base salary is essential for this purpose. In addition, grants of long-term incentives, in the form of time-vested stock options serve to further encourage the retention of the Corporation’s NEOs while incenting management to create and protect shareholder value.

Aligning Management and Shareholders

The Corporation’s compensation program seeks to align management interests with shareholder interests through both short-term and long-term incentives linking compensation to performance. The short-term incentive is an annual cash bonus which is linked to individual performance and the Corporation’s performance. Further, long-term incentives of stock option grants comprise a significant portion of overall compensation for the Corporation’s NEOs. The GNC Committee believes this is appropriate because it creates a direct correlation between variations in the Corporation’s share price (which is based in part on the Corporation’s financial performance) and the compensation of its NEOs, thereby aligning the interests of the Corporation’s executives and Shareholders.

The current members of the GNC Committee are Mr. Anthony Griffiths, Mr. Aaron Davidson, Dr. Joseph Sobota and Dr. Julia Levy. Each member of the GNC Committee is independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Among the responsibilities of the GNC Committee are the following:

•	reviewing and making recommendations to the Board with respect to the Corporation’s overall compensation and benefits philosophies;

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•

reviewing and making recommendations to the Board with respect to the Corporation’s overall compensation for its NEOs and each element of such compensation, including base salary, annual bonus, long-term incentive grants, and other benefits and perquisites;

•	reviewing and approving corporate goals and objectives relevant to the CEO and other members of senior management and evaluating their performance in light of such goals and objectives;

•	reviewing and making recommendations to the Board with respect to option grants and bonus allocations to eligible non-executive employees; and

•	administering the Corporation’s employee share stock option plan.

In making its annual recommendations and determinations as to the Corporation’s executive compensation, the GNC Committee receives input from Management, but decisions made by the GNC Committee in determining compensation for the Corporation’s officers and directors are the responsibility of the GNC Committee and may reflect factors and considerations other than the information and recommendations provided by Management.

Role of Management in Determining Compensation

Although the GNC Committee is responsible for determining and, where necessary, making recommendations to the Board on the compensation of the Corporation’s NEOs, the CEO and other members of Management assist the GNC Committee in this process by compiling information to be used by the GNC Committee in its compensation determinations, reporting on historical compensation levels and methods within the Corporation, reviewing and reporting on the performance of the non-CEO executive officers and compiling and assessing information respecting compensation levels of officers having similar positions at companies with similar revenues and businesses. Management also assists in advising as to the NEOs’ performance in relation to their respective entitlements to an annual bonus. See below under “Elements of Executive Compensation – Annual Bonus.”

The GNC Committee believes the CEO provides useful input in advising on recommended levels of compensation for the other NEOs because, due to his frequent interaction with these officers, the CEO is best positioned to assess their performance and their contribution to the Corporation. While the CEO may attend meetings of the GNC Committee to provide such advice and recommendations, he is not a member of the GNC Committee and he is not entitled to vote on matters before the GNC Committee. The CEO also is not present during in camera sessions of the GNC Committee and during discussion of his own compensation, whether at the GNC Committee or Board level.

Elements of Executive Compensation

Compensation of the Corporation’s NEOs for the fiscal year ended December 31, 2010 included the following components:

•	base salary;

pg. 13

•	annual cash bonus;

•	stock options; and

•	employee share purchase plan.

The Corporation believes these elements of compensation, when combined, form an appropriate mix of compensation because they provide for stable income, in the case of base salary, as well as an appropriate balance between short-term (annual bonus) and long-term incentives (option grants) to induce and reward behaviour that creates value for Shareholders.

Base Salary

The GNC Committee recommends the compensation of the Corporation’s senior executives, including the President and Chief Executive Officer, for approval by the Board. The GNC Committee sets the compensation for senior executive officers (other than the President and Chief Executive Officer) on the recommendation of the Chairman of the Board, and the President and Chief Executive Officer. The objective of the GNC Committee is to set compensation which is competitive for the markets in which the Corporation operates. Compensation is intended to approximate competitive levels for similar positions in similar organizations of comparable size. In making its determinations, the GNC Committee considers the executive’s experience and established or expected performance.

Annual Bonus

The annual bonus plan rewards executives based upon a number of factors, including achievement by the Corporation of certain financial and non-financial objectives. The plan is intended to reward achievement of annual budget targets as well as other personal objectives.

Stock Options

The Corporation’s Option Plan is intended to serve as a long-term incentive plan that will align the interests of the Corporation’s, directors, officers, employees and consultants with the interests of the Shareholders. Options are granted at the discretion of the GNC Committee or the full Board, as the case may be, to recognize service and to provide additional incentive to directors, officers, employees, and consultants of the Corporation. The number of options granted to executives under the Option Plan is determined by considering such factors as the Corporation’s financial condition and performance and the executive’s remuneration, length of service, present and potential contribution to the Corporation, the amount and terms of outstanding options and other relevant factors. For further information regarding the Option Plan, please see the section entitled “Equity Compensation Plans” found elsewhere in this Circular.

Perquisites and Other Benefits

The perquisites provided to the Corporation’s NEOs in 2010 were limited to car allowances. None of the NEOs received perquisites that amounted to greater than $10,000.

pg. 14

Compensation payable to each NEO is largely based on the achievement of certain performance goals. Performance goals affect option grants and annual cash bonuses, and are considered in assessing annual salary adjustments. Performance goals are established annually and designed to align with the Corporation’s strategic objectives. Performance goals for the financial year ended December 31, 2010 included a number of internal targets relating to revenue, research & development, corporate development and personal goals established between the NEOs and the Board of the Corporation. Given the Corporation’s stage of operations, these performance goals are generally based on achieving specified milestones within time and budget parameters. Compensation payable to a NEO may be adjusted up or down based on attainment of performance goals and broader conditions.

SHAREHOLDER RETURN PERFORMANCE GRAPH

Below is a line graph that compares (a) the yearly cumulative total shareholder return on the Corporation’s common shares with (b) the cumulative total return of the TSX Composite Index for the period of time indicated, assuming an initial investment of $100.

AS AT DECEMBER 31	2005	2006	2007	2008	2009	2010
Novadaq Technologies Inc.	100.00	75.79	62.95	11.79	29.47	38.74
TSX Composite Index	100.00	117.26	128.79	86.28	116.53	137.05

The trend shown in the above graph does not necessarily correspond to the Corporation’s compensation to its NEOs for the financial year ended December 31, 2010 or for any prior fiscal periods. The trading price of the Corporation’s common shares is subject to fluctuation based on

pg. 15

several factors, many of which are outside the control of the Corporation. In determining compensation, the Corporation strives to be competitive in order to attract and retain talented high-achievers capable of achieving the Corporation’s strategic and performance objectives. See “Overview of Compensation Philosophy”.

SUMMARY COMPENSATION TABLE

The following tables provide information respecting compensation received in or in respect of the financial year ended December 31, 2010 by each of the Corporation’s NEOs, who are the following executive officers of the Corporation: (a) the Chief Executive Officer, (b) the Chief Financial Officer and (c) the other three most highly compensated executive officers during the financial year ended December 31, 2010.

Name and Principal Position	Year	Salary ($)	Option Based Awards ($)	Employee Share Purchase Plan ($)	Annual Incentive Plans ($)	Total Compensation ($)(1)
Dr. Arun Menawat	2008	316,923	166,764	2,178	Nil	483,687
President and Chief Executive Officer	2009	295,832	127,800	4,445	Nil	428,077
	2010	328,032	105,500	4,920	63,113	501,565

Mr. Stephen Purcell	2008	n/a	n/a	n/a	n/a	n/a
Chief Financial Officer	2009	109,351	42,600	471	Nil	152,422
	2010	128,653	63,300	565	24,274	216,792

Dr. Rick Mangat	2008	168,856	24,070	Nil	Nil	192,926
Senior Vice President and General Manager	2009	157,618	85,200	Nil	Nil	242,818
	2010	174,774	63,300	Nil	38,839	276,913

Mr. Roger Deck	2008	140,713	58,516	967	Nil	199,229
Vice President, Operations	2009	131,349	56,800	1,965	Nil	190,114
	2010	145,645	63,300	2,185	24,274	235,404

Ms. Mary Kay Baggs	2008	143,500	33,976	Nil	Nil	177,476
Senior Vice President, Marketing and Business Development	2009	143,500	71,000	Nil	Nil	214,500
	2010	150,000	63,300	Nil	24,274	237,574

(1)

Amounts are shown in US dollars, the Corporations reporting currency. Amounts actually paid in Canadian dollars have been translated at the average exchange rate during 2010 of 1.0299 Canadian dollars per US dollar. For the first four listed NEO’s above, the change in salary from 2009 to 2010 reflects a change in the exchange rate and not an actual increase in salaries. The exchange rate decreased from 1.14 to 1.0299 (2009 and 2010 respectively).

pg. 16

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2010.

Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
Dr. Arun Menawat President and Chief Executive Officer	199,535	1.07	April 13, 2013	536,358
	233,178	1.07	March 29, 2015	626,792
	10,000	9.50	December 13, 2015	Nil
	50,000	6.50	August 17, 2017	Nil
	90,000	2.50	March 19, 2019	106,200
	50,000	2.75	April 2, 2020	46,500
Mr. Stephen Purcell Chief Financial Officer	7,500	4.01	May 15, 2018	Nil
	12,500	1.76	August 1, 2018	24,000
	30,000	2.50	March 19, 2019	35,400
	30,000	2.75	April 2, 2020	27,900
Dr. Rick Mangat Senior Vice President and General Manager	16,322	1.07	March 29, 2015	43,874
	25,000	6.50	August 17, 2017	Nil
	60,000	2.50	March 19, 2019	70,800
	30,000	2.75	April 2, 2020	27,900
Mr. Roger Deck Vice President, Operations	93,271	1.07	February 16, 2014	250,716
	15,000	9.50	December 13, 2015	Nil
	25,000	6.50	August 17, 2017	Nil
	40,000	2.50	March 19, 2019	47,200
	30,000	2.75	April 2, 2020	27,900
Ms. Mary Kay Baggs Senior Vice President, Marketing and Business Development	20,986	1.07	March 29, 2015	56,411
	10,000	9.50	December 13, 2015	Nil
	25,000	6.50	August 17, 2017	Nil
	50,000	2.50	March 19, 2019	59,000
	30,000	2.75	April 2, 2020	27,900

pg. 17

The following table provides information regarding the value on vesting of incentive plan awards for the financial year ended December 31, 2010.

Incentive Plan Awards Value Vested or Earned in 2010

Name	Option Awards Value (1)	Non-equity incentive plan ($)(2)
Dr. Arun Menawat President and Chief Executive Officer	35,400	Nil
Mr. Stephen Purcell Chief Financial Officer	27,800	Nil
Dr. Rick Mangat Senior Vice President and General Manager	23,600	Nil
Mr. Roger Deck Vice President, Operations	15,733	Nil
Ms. Mary Kay Baggs Senior Vice President, Marketing and Business Development	19,667	Nil

(1)

Options which vested in 2010 were “in-the-money” at year-end. The amount is based on the difference between the market price of the underlying security on the date it vested during 2010 and the exercise price of the option times the number of options that vested.

(2)	No annual bonus was paid to NEOs in 2010.

Termination and Change of Control Benefits

Each of the Corporation’s NEOs, as of December 31, 2010, is a party to an employment agreement with the Corporation that sets forth certain instances where payments and other obligations arise on the termination of their employment (whether voluntary, involuntary, or constructive), or upon a change of control. Such obligations and other significant factors for each contract are summarized as:

Dr. Arun Menawat. The employment agreement with Dr. Menawat is for an indefinite term, subject to the termination provisions within the agreement. The agreement provided for a base salary of Cdn$280,000, which is subject to annual review and adjustment, and eligibility to receive an annual bonus based on a target of 40% of the amount of Dr. Menawat’s base salary, which amount may be increased by the Board in its sole discretion. Effective January 1, 2011, Dr. Menawat’s annual salary was increased to Cdn$352,840 at the discretion of the Board and will remain effective going forward. The agreement contains non-solicitation and noncompetition covenants in favour of the Corporation which apply during the term of Dr. Menawat’s employment and for a period of two years following the termination of his employment (one year for his non-competition covenant if terminated otherwise than for cause), and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Dr. Menawat is terminated for any reason other than for cause, Dr. Menawat will receive an amount equal to the aggregate of his base salary and bonus in respect of the current fiscal year. If Dr. Menawat is terminated or resigns for good reason (as defined therein) upon a change of control, Dr. Menawat will receive an amount equal to two times the sum of his base

pg. 18

salary in respect of the current fiscal year and the average of his bonus in respect of the past and current year and all of his outstanding options will vest, to the extent that they were previously unvested. In such circumstances, Dr. Menawat will also receive benefits for two years following termination or resignation for good reason or alternatively, he shall receive the costs of replacing the benefits for the same period.

Stephen Purcell. The employment agreement with Mr. Purcell is for an indefinite term, subject to the termination provisions within the agreement. The agreement provided for a base salary of Cdn$125,000 which is subject to annual review and adjustment. Effective January 1, 2011, Mr. Purcell’s annual salary was increased to Cdn$160,000 at the discretion of the Board and will remain effective going forward. The agreement contains non-solicitation and non-competition covenants in favour of the Corporation which apply during the term of Mr. Purcell’s employment and for a period of two years following the termination of his employment, and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Mr. Purcell is terminated for any reason other than for cause, Mr. Purcell will receive his base salary and benefits for six months following his termination.

Dr. Rick Mangat. The employment agreement with Dr. Mangat is for an indefinite term, subject to the termination provisions within the agreement. The agreement provided for a base salary of Cdn$120,000 which is subject to annual review and adjustment. Effective January 1, 2011, Dr. Mangat’s annual salary was increased to Cdn$200,000 at the discretion of the Board and will remain effective going forward. The agreement contains non-solicitation and non-competition covenants in favour of the Corporation which apply during the term of Dr. Mangat’s employment and for a period of two years following the termination of his employment, and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Dr. Mangat is terminated for any reason other than for cause, Dr. Mangat will receive his base salary and benefits for three months following his termination.

Roger Deck. The employment agreement with Mr. Deck is for an indefinite term, subject to the termination provisions within the agreement. The agreement provided for a base salary of Cdn$110,000 which is subject to annual review and adjustment. Effective January 1, 2011, Mr. Deck’s annual salary was increased to Cdn$160,000 at the discretion of the Board and will remain effective going forward. The agreement contains non-solicitation and non-competition covenants in favour of the Corporation which apply during the term of Mr. Deck’s employment and for a period of two years following the termination of his employment, and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Mr. Deck is terminated for any reason other than for cause, Mr. Deck will receive his base salary and benefits for six months following his termination.

Mary Kay Baggs. The employment agreement with Ms. Baggs is for an indefinite term, subject to the termination provisions within the agreement. The agreement provided for a base salary of $125,000 which is subject to annual review and adjustment. Effective January 1, 2011, Ms. Baggs’ annual salary was increased to USD$160,000 at the discretion of the Board and will remain effective going forward. The agreement contains non-solicitation and non-competition covenants in favour of the Corporation which apply during the term of Ms. Baggs’ employment and for a period of two years following the termination of her employment, and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Ms. Baggs is

pg. 19

terminated for any reason other than for cause, Ms. Baggs will receive her base salary and benefits until the earlier of Ms. Baggs obtaining alternate employment or three months following her termination. If Ms. Baggs secures alternate employment prior to the expiry of the notice period, Ms. Baggs will receive 50% of the balance remaining.

Payments on Termination or Change of Control

The following table provides details regarding the estimated incremental payments from the Corporation to each of the NEOs assuming termination on December 31, 2010(1):

Name	Severance (Base Salary) ($)(2)	Severance (Bonus) ($)(2)	Severance (Value of Benefits) ($)(2)	Total ($)(2)
Dr. Arun Menawat (1) President and Chief Executive Officer	328,032	63,112	113,895	505,039
Mr. Stephen Purcell Chief Financial Officer	64,327	Nil	Nil	64,327
Dr. Rick Mangat Senior Vice President and General Manager	43,694	Nil	Nil	43,694
Mr. Roger Deck Vice President, Operations	72,823	Nil	Nil	72,823
Ms. Mary Kay Baggs Senior Vice President, Marketing and Business Development	37,500	Nil	Nil	37,500

(1)

In the event of a change of control, the employment agreement with Dr. Menawat provides that he would be entitled to twice the amounts reflected, for base salary and severance, for a total amount of $782,288. Also, in the event of a change of control, the agreement provides for the acceleration of vesting in certain circumstances following a change of control. Dr. Menawat held 110,000 options with an “in-the-money” value of $113,895 as at December 31, 2010 subject to the accelerated vesting entitlement.

(2)

Amounts are shown in US dollars, the Corporations reporting currency. Amounts actually paid in Canadian dollars have been translated at the average exchange rate during 2010 of 1.0299 Canadian dollars per US dollar.

Director Compensation

The directors of the Corporation, other than the President and CEO, were paid in respect of the financial year-ended December 31, 2010 an annual fee of Cdn$10,000 for their services, as well as a fee of Cdn$1,000 for each meeting of the Board attended (Cdn$500 if attended by teleconference). In addition, each member of any Committee of the Board received Cdn$500 for each meeting of such Committee attended (whether in person or by teleconference), provided however that if any such meeting was held coincidentally or in seriatim with another meeting of either the Board or other committee of the Board, such fee was Cdn$250.

pg. 20

Directors of the Corporation are also eligible to receive stock option grants. During the fiscal year 2010, each of Mr. Aaron Davidson, Mr. Anthony Griffiths, Dr. Brent Norton, Mr. Harold Koch, Jr., Dr. Joseph Sobota, Dr. Julia Levy and Mr. William Mackinnon were granted 7,500 stock options and Dr. Joel Shalowitz was granted 15,000 stock options under the Corporation’s Option Plan. Options are granted to directors on an ad hoc basis so as to ensure that all directors have, from time to time, unvested options of the Corporation. The Corporation believes that the unvested options help align the interests of the directors with those of the Corporation. Except as set out above, directors are not eligible to receive other compensation.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation’s non-executive directors during the financial year ended December 31, 2010.

Name	Fees earned ($)	Option based awards ($)(1)	Total ($)
Mr. Aaron Davidson	17,250	22,709	39,959
Mr. Anthony Griffiths	17,750	22,709	40,459
Mr. Harold O. Koch, Jr.	18,000	22,709	40,709
Dr. Brent Norton	17,750	22,709	40,459
Dr. Joseph Sobota	17,750	22,709	40,459
Mr. William Mackinnon	18,500	22,709	41,209
Dr. Julia Levy	15,500	22,709	38,209
Dr. Joel Shalowitz	4,500	44,183	48,683

(1)

The amounts in this column represent the grant date fair value of options granted during 2010 and may not represent the amounts the Directors will actually realize from the awards. The grant date fair value of the options granted during 2010 has been estimated at the date of grant in accordance with Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants using a Black-Scholes option pricing model.

pg. 21

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Director outstanding as of December 31, 2010.

Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
Mr. Aaron Davidson	6,250	6.50	August 17, 2017	Nil
	5,100	4.01	May 15, 2018	Nil
	5,500	3.09	May 21, 2019	3,151
	7,500	4.26	May 20, 2020	Nil
Mr. Anthony Griffiths	27,981	1.07	September 30, 2013	73,030
	7,500	8.07	September 5, 2016	Nil
	3,400	6.50	August 17, 2017	Nil
	5,100	4.01	May 15, 2018	Nil
	5,500	3.09	May 21, 2019	3,151
	7,500	4.26	May 20, 2020	Nil
Mr. Harold O. Koch, Jr.	7,500	7.74	May 24, 2017	Nil
	3,400	6.50	August 17, 2017	Nil
	5,100	4.01	May 15, 2018	Nil
	5,500	3.09	May 21, 2019	3,151
	7,500	4.26	May 20, 2020	Nil
Dr. Brent Norton	10,493	1.07	September 30, 2013	27,387
	7,500	8.07	September 5, 2016	Nil
	3,400	6.50	August 17, 2017	Nil
	5,100	4.01	May 15, 2018	Nil
	5,500	3.09	May 21, 2019	3,151
	7,500	4.26	May 20, 2020	Nil
Dr. Joel Shalowitz	15,000	3.82	August 31, 2020	Nil
Dr. Joseph Sobota	7,500	7.74	May 24, 2017	Nil
	3,400	6.50	August 17, 2017	Nil
	5,100	4.01	May 15, 2018	Nil
	5,500	3.09	May 21, 2019	3,151
	7,500	4.26	May 20, 2020	Nil
Dr. Julia Levy	15,000	1.76	August 1, 2018	27,964
	5,500	3.09	May 21, 2019	3,151
	7,500	4.26	May 20, 2020	Nil
Mr. William Mackinnon	15,000	3.09	May 21, 2019	8,593
	7,500	4.26	May 20, 2020	Nil

pg. 22

The following table provides information regarding the value on vesting of incentive plan awards for the financial year ended December 31, 2010.

Incentive Plan Awards Vested or Earned in 2010

Name	Option Awards - Value (1)
Mr. William Mackinnon	2,950
Mr. Aaron Davidson	1,082
Mr. Anthony Griffiths	1,082
Mr. Harold O. Koch, Jr.	1,082
Dr. Brent Norton	1,082
Dr. Joseph Sobota	1,082
Dr. Julia Levy	10,682
Dr. Joel Shalowitz	1,082

(1)

The amount is based on the difference between the market price of the underlying security on the date it vested during 2010 and the exercise price of the option times the number of options that vested.

COMPOSITION OF THE HUMAN RESOURCES/COMPENSATION COMMITTEE

None of the members of the GNC Committee are currently, or were during the financial year ended December 31, 2010, an officer or employee of the Corporation. No member of the GNC Committee is, or during the financial year ended December 31, 2010 was, indebted to the Corporation or any of its subsidiaries, or to any other entity where such debt is supported by a guarantee, support agreement, letter of credit or other similar arrangement or understanding, provided by the Corporation or its subsidiaries. Except as described or referred to in this Circular, no member of the GNC Committee has, or had during the financial year ended December 31, 2010, any material interest in any transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

EQUITY COMPENSATION PLANS

Description of Corporation’s Stock Option Plan

Effective as of March 29, 2005, and as amended and restated (as discussed below), the Board approved the Option Plan whereby options are granted at the current fair market value of the underlying common shares of the Corporation, in accordance with the terms of the Option Plan applicable to all employees, senior officers, directors and consultants of the Corporation. The maximum number of common shares that may be issued under the Option Plan may not exceed 10% of the number of outstanding common shares of the Corporation from time to time. As at April 5, 2011, 2,317,168 options have been granted under the Option Plan and based upon 32,631,899 common shares being issued and outstanding as of the date hereof, there remain 946,022 common shares that have not been allocated under the Option Plan.

pg. 23

At the meeting of Shareholders of the Corporation held on May 15, 2008, the Shareholders ratified, confirmed and approved an amendment to the then existing Option Plan extending the maximum term of the options from five (5) years to ten (10) years. The extension applied to all options which were outstanding as of March 17, 2007, being the date the board amended the Option Plan, subject to shareholder ratification.

The Option Plan is administered by the Board and the committees of the Board to which it may delegate authority. The Board is responsible for determining the terms relating to each option, including the number of common shares subject to each option, the exercise price and the expiration date of each option, and the extent to which each option is exercisable during the term of the option. Pursuant to the Option Plan, the price at which the options are granted is equal to the weighted average trading price of the common shares on the exchange where they are listed on the five trading days immediately preceding the date of grant or such greater amount as the Board may determine, provided however that the exercise price of the options shall not be less than the minimum exercise price required by applicable rules of the Toronto Stock Exchange. Options generally vest over a period of three years and must be exercised no later than ten years from the date granted.

Certain restrictions on grants apply, including that the number of common shares reserved for issuance to insiders under the Option Plan and any other securities based compensation arrangements shall not exceed 10% of the outstanding issue of common shares of the Corporation, and the number of common shares issued to insiders, within any one-year period, under the Option Plan and any other securities based compensation arrangements cannot exceed 10% of the outstanding issue of common shares.

The Corporation does not provide financial assistance to optionholders in connection with their participation in the Option Plan. Unless otherwise provided for, upon an optionholder’s employment with the Corporation being terminated by the Corporation, whether with cause or without cause, or upon the optionholder’s resignation (other than for retirement), the expiry date of any vested stock option granted to him or her shall be the earlier of (i) the expiry date shown on the relevant notice of grant and (ii) the date that is thirty (30) days following the date such optionholder ceased to be an employee of the Corporation; all stock options granted that are outstanding but not vested on such date of termination or resignation immediately terminate. If the optionholder dies, retires, ceases to be a director (in the case where an optionholder is not an employee or consultant of the Corporation), or ceases to be eligible under the Option Plan due to disability, the expiry date of any vested stock option granted to him or her is the earlier of (i) the expiry date shown on the relevant notice of grant or (ii) the date that is one hundred and eighty (180) days following the date such optionholder retired or ceased to be a director (as the case may be). All stock options granted that are outstanding but not vested on such date immediately terminate.

Each option is non-transferable except by will or by laws of succession in the domicile of the deceased optionholder.

Effective January 1, 2011, public companies such as the Corporation must withhold and remit to Canada Revenue Agency amounts from the employment benefit realized on the exercise of employee stock options. The Board intends to revise the Option Plan to include provisions that provide mechanisms to facilitate this withholding. Pursuant to the authority granted to the Board under the Option Plan, and in accordance with the rules of the TSX, shareholder approval will not be required.

pg. 24

Shares Authorized for Issuance under Equity Compensation Plans

The following table shows information, as of December 31, 2010, on compensation plans under which shares are authorized for issuance.

Plan Category	Number of shares issuable upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of shares available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Plans approved by shareholders:

Stock Option Plan	2,339,556	2.93	450,158
Plans not previously approved by shareholders	N/A	N/A	N/A

Total	2,339,556		450,158

Notes:

(1)	Under the Option Plan, the maximum aggregate number of common shares which may be subject to options under the Option Plan is 10% of the common shares of the Corporation outstanding from time to time.

Description of Corporation’s Employee Share Purchase Plan

Effective as of July 1, 2008, the Board approved an Employee Share Purchase Plan (“ESPP’) for the purpose of encouraging and facilitating common share ownership by employees, to further align the interests of employees with the success of the Corporation, and to attract and retain employees. All full-time employees who have worked at least three consecutive complete months for the Corporation are eligible to be participants (“Participants”). Under the ESPP, a plan administrator was appointed to receive Participant contributions up to 10% of the Participants’ annual base salary, the Corporation matching contributions equal to 15% of Participant contributions, and to use total contributions to purchase common shares on behalf of Participants through the facilities of the primary exchange on which the common shares are listed for trading, being currently the Toronto Stock Exchange. Common shares purchased under the ESPP are subject to a transfer restriction for six months after the date of purchase. Purchase expenses are paid by the Corporation, sale expenses are paid by the Participant. The Corporation may amend, suspend, or terminate the ESPP at any time.

pg. 25

INTEREST OF MANAGEMENT AND OTHERS IN

MATERIAL TRANSACTIONS OR MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Circular, no director or officer of the Corporation, or any associate or affiliate thereof or, to the knowledge of the Corporation, any holder holding 10% or more of the voting shares of the Corporation or any associate or affiliate thereof, has had any material interest, direct or indirect, by way of beneficial ownership of shares or otherwise, in any matter to be acted upon or in any transaction of the Corporation since January 1, 2010, or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its affiliates.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at April 5, 2011, no individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation, and no proposed nominee for election as a director for the Corporation, and no associate of any such director, executive officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries.

RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Shareholders entitled to vote at the next annual meeting of Shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must ensure that the Corporation receives such proposal no later than January 6, 2012.

ADDITIONAL INFORMATION

The Corporation will provide to any person or company, upon receipt of a request by the Corporate Secretary of the Corporation and, in the case of a security holder, without charge, a copy of: (i) the Corporation’s most recent Annual Information Form, together with a copy of any document, or the pertinent pages of any document incorporated therein by reference; (ii) the financial statements for the Corporation’s fiscal year ended December 31, 2010, together with the accompanying report of the auditor, and any interim financial statements of the Corporation that have been filed for any period subsequent to December 31, 2010 and management’s discussion and analysis thereof; and (iii) this Circular. Additional information relating to the Corporation may be accessed on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and MD&A for 2010.

DIRECTORS’ APPROVAL

The undersigned President and Chief Executive Officer of the Corporation certifies that the contents and sending of this Circular have been approved by the Board of the Corporation.

(Signed) Dr. Arun Menawat
President and Chief Executive Officer
April 5 2011

pg. 26

APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

On June 30, 2005, the Canadian Securities Administrators (“CSA”) implemented National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). NI 58-101 and NP 58-201 have replaced the corporate governance guidelines of the TSX and provide for mandated disclosure under NI 58-101 of a corporation’s corporate governance practices, as well as best practices under NP 58-201

The Board and Management recognize the importance of corporate governance to the effective management of the Corporation and to its Shareholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance Shareholder value.

This statement of corporate governance practices has been prepared by the Compensation and Corporate Governance Committee (the “CGG Committee”).

The following sets out the Corporation’s approach to corporate governance in accordance with NI 58-101F1.

Board of Directors

Independence

The Board is currently comprised of nine (9) directors. The Board is responsible for determining whether or not each director is “independent” (as defined below) and has determined that a majority of the Board (namely Mr. Aaron Davidson, Mr. Anthony Griffiths, Dr. Brent Norton, Mr. Harold Koch, Jr., Dr. Joseph Sobota, Dr. Joel Shalowitz, Dr. Julia Levy and Mr. William Mackinnon) are independent. Pursuant to National Instrument 58-101 and National Instrument 52-110 – Audit Committees, a director is independent if such director has no direct or indirect material relationship with the Corporation, which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgement. Dr. Arun Menawat is not independent under these standards as he is also the President and CEO of the Corporation.

Common Board Memberships

The Board has not adopted a formal policy limiting the number of directors who sit on a board of another public company but believes disclosure of common board memberships is important. Given that many of the directors have a variety of business interests, directors are required to disclose to the Board or any applicable committee thereof any real or perceived conflict in relation to any matter or proposed matter to be considered and in such circumstances it is the Board’s policy that such directors excuse themselves from all deliberations of such matters.

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There are currently four directors who are members of a board of another public company. Mr. Griffiths is also a director of Vitran Corporation, Fairfax Financial Holdings Limited, Jaguar Mining Inc., Russel Metals Inc., Cunningham Lindsey Group Inc. and Crum & Forster Holdings Corp. He also serves as a Trustee of The Brick Ltd. In addition to these public companies, Mr. Griffiths currently serves on the Board of Northbridge Financial Corporation and OdysseyRe Holdings Corp. Dr. Julia Levy is also a director of PrioNet Canada, Valocor Therapeutics, Growthworks Capital, Ecotrust Canada, Liponex Inc., ICO Therapeutics, Aspreva International Ltd., Cannasat Therapeutics Inc., and the Vancouver Opera. Dr. Norton is also a director of PreMD Inc. and PLC Inc. Mr. Mackinnon serves as Chair of the Board of Directors and Executive Committee Member of the Toronto East General Hospital, as Chair of the Board and Executive Committee Member of the Toronto Board of Trade, as Chair of the Board of the Canadian Institute of Chartered Accountants and as a member of the board of The Toronto Community Foundation and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., Pioneer Petroleum, Osisko Mining Corporation and the Public Service Pension Investment Board.

Meetings of Independent Directors

The entire complement of independent directors on the Board and each of the committees are encouraged to meet regularly without Management present. The Chair of the Board conducts these sessions at Board meetings and the chair of each committee conducts them at committee meetings. During the last financial year ended December 31, 2010, there have been nine (9) such meetings of the independent directors.

Chair of the Board

Mr. Anthony Griffiths, the Chair of the Board is a non-executive director and meets the Board’s independence standards. The primary functions of the Chair are to facilitate the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Chair’s key responsibilities include duties relating to setting Board meeting agendas, chairing board and Shareholder meetings, director development, providing in-put on potential director candidates, providing feedback to the President and CEO, and communicating with Shareholders and regulators. The responsibilities of the Chair is reviewed by the GNC Committee and considered by the Board for approval each year.

Attendance

During the financial year ended December 31, 2010, the Board met a total of nine (9) times, the Audit Committee met a total of five (5) times and the GNC Committee met a total of five (5) times. The attendance record of each director is set out below:

Summary of Board and Committee Meetings Held For the 12-month period ended December 31, 2010
Board	9
Audit Committee	5
GNC Committee	5
Total number of meetings held	19

Summary of Attendance of Directors For the 12-month period ended December 31, 2010
Director	Board Meetings	Committee Meetings
Dr. Arun Menawat	9 of 9	N/A
Aaron Davidson(2)	9 of 9	5 of 5	(2)
Anthony Griffiths(2)	9 of 9	5 of 5	(2)
Dr. Brent Norton(1)	8 of 9	4 of 5	(1)
Harold O. Koch, Jr.(1)	9 of 9	5 of 5	(1)
Dr. Joel Shalowitz(3)	3 of 9	N/A
Dr. Joseph Sobota(2)	9 of 9	5 of 5	(2)
Dr. Julia Levy(2) (4)	6 of 9	2 of 5	(2)
William Mackinnon	9 of 9	5 of 5	(1)

(1)	Audit Committee
(2)	GNC Committee
(3)	Dr. Shalowitz was appointed as director effective August 2010. Since his appointment, he has attended 3 of 4 board meetings.
(4)	Dr. Julia Levy was appointed to the GNC Committee effective May 2010. Since her appointment, she has attended 2 GNC Committee meetings.

Board Mandate

The Board is responsible for supervising the management of Novadaq’s business and affairs. Any responsibility that is not specifically delegated to a Board committee or to Management remains with the full Board.

The Board, through the GNC Committee, reviews and adopts a strategic process on an annual basis that takes into consideration the opportunities and risks of the business. The Board oversees the implementation of the strategic process by Management. Members of Management also frequently make presentations to the Board and/or the GNC Committee regarding updates on and discussions of the strategic process and implementation actions.

The Board oversees the identification and management of the Corporation’s principal risks. The GNC Committee has been delegated the responsibility of identifying the principal risks of the business and ensuring the implementation of appropriate risk management systems, which are approved by the Board upon the recommendations of the GNC Committee. In addition, the Audit Committee, through its regular meetings with the external counsel and their review of the findings and activities of the external auditors, are aware of the significant risks or exposures to the Corporation’s business and has been given the responsibility of reviewing the programs of risk assessment and the steps taken by the Corporation to address significant risks or exposures of all types, including insurance coverage and tax compliance, and reporting to the Board on a regular basis.

The Board, through the GNC Committee, oversees succession planning, including the development and monitoring of Management and the Board. The GNC Committee is responsible, to the extent possible, to satisfy itself of the integrity of the President and CEO and other executive officers of the Corporation and that such individuals create a culture of integrity throughout the Corporation.

The Board, through its GNC Committee, has discussed and considered how the Corporation communicates with its Shareholders, other stakeholders and the public. The Board has approved a policy respecting confidentiality, disclosure and insider trading to establish, among other things, consistent guidelines for determining when information is material, how it is disclosed and, to avoid making selective disclosure, and making all material disclosures on a widely disseminated basis. The GNC Committee has been delegated the responsibility of overseeing the effectiveness and compliance with such policy and to report to the Board on a regular basis. The Corporation seeks to communicate with its Shareholders through a variety of channels, including quarterly reports, annual reports, annual information forms, news releases and conference calls.

The Board, through the Audit Committee and with the assistance of the GNC Committee, reviews with Management and the Corporation’s auditors, the adequacy of the Corporation’s internal controls and management information systems on a regular basis. The Board has established a prescribed checklist for itself, the Audit Committee and the GNC Committee. These Governance Checklists outline key responsibilities and tasks and their scheduled performance and completion, for each quarter and year end.

Position Descriptions

The Board has not developed written position descriptions for the chair of the Board or the chair of each committee of the Board. The Board believes that the charters of the Audit Committee and the GNC Committee adequately delineate the roles of the chairs of such committees. Each of the Audit Committee and the GNC Committee are responsible for reviewing their respective charters on a regular basis and to recommend to the Board any changes as considered appropriate from time to time.

The Corporation has developed written position descriptions for the CEO and other positions in senior management. The GNC Committee has been delegated the responsibility of defining and updating, on a regular basis, with the President and CEO, the position descriptions of each position in senior management.

Orientation and Continuing Education

An orientation and education program is available for new members of the Board, which includes an introductory overview of the Corporation, including all relevant corporate information, committee mandates, policies affecting directors, the role, duties and expectations of directors and other background information. The GNC Committee is responsible for carrying out the orientation and continuing educations functions.

To foster the Board’s familiarity with corporate matters on an on-going basis, the Board, from time to time, invites senior operating management to attend at Board meetings to report on their respective business unit activities. Also, such senior operating management provide written reports to the Board.

Ethical Business Conduct

The Board has adopted a Code of Business Ethics and Conduct (the “Code”) that applies to all directors, officers and employees of the Corporation and its subsidiaries. The Code provides a framework of guidelines and principles to encourage ethical and professional behaviour in conducting the business of the Corporation. The Code is reviewed and monitored on a regular basis by the Audit Committee.

The Disclosure and Compliance Committee, comprised of the Chief Executive Officer, the Chief Financial Officer and a senior vice president, monitors and reviews day-to-day compliance with the Code. The Disclosure and Compliance Committee meets quarterly in advance of each quarterly Audit Committee meeting to review and report compliance and bring forward any issues under the Code that have arisen in the preceding financial quarter.

At each regularly scheduled quarterly meeting of the Audit Committee, the Chair of the Audit Committee also makes a point to inquire of each person in attendance, including the Chief Executive Officer, the Chief Financial Officer and the Auditors if there are any known issues related to compliance with the Corporation’s Code. Any issues are then reported to the Board and the GNC.

It is the Corporation’s policy to seek to ensure that its best interests are paramount in all of its dealings with customers, suppliers, consultants, competitors, existing and potential business partners and other representatives, and are conducted in a manner that avoids actual or potential conflicts of interest.

The text of the Code is available at www.sedar.com or can be obtained by request from the Corporation.

Nomination of Directors

The GNC Committee is responsible for establishing qualifications for directors and procedures for identifying possible nominees who meet these criteria. In doing so, the GNC Committee is to consider the desired competencies and skills and the appropriate size of the Board. When vacancies arise on the Board, the GNC Committee recommends to the Board potential nominees, having regard to the needs of the Board.

Compensation

The GNC Committee reviews and recommends for Board approval the remuneration of directors, including the annual retainer, Option Plan participation and other benefits conferred upon the directors.

The GNC Committee also recommends the compensation of the Corporation’s senior executives, including the President and CEO for approval by the Board. The objective of the GNC Committee is to set compensation which is competitive for the markets in which the Corporation operates and which results in the creation of Shareholder value over the long-term (i.e., Management and Board incentives are aligned with owners’ gains). The GNC Committee seeks to ensure that base salaries are competitive relative to the industry and that bonuses, if

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any, reflect individual performance in the context of the overall performance of the Corporation, as measured by issues such as profitability, stock price and initiatives undertaken in the year.

The GNC Committee is composed entirely of independent members of the Board.

Assessments of the Board

The GNC Committee is responsible for assessing the effectiveness of the Board as a whole and its committees. The GNC Committee evaluates the performance and contribution of individual members of the Board in their capacity as directors and as members of any Board Committee and recommends timely changes in the role, size, composition and structure of the Board and the Board committees.

During each of the quarterly meetings held each year by the Board and its Committees, that is, the Audit Committee and the GNC Committee, there are in camera sessions where there is opportunity to discuss the performance of individual directors and senior management. The Chair of the Board has in person meetings at least monthly and otherwise holds meetings on a periodic basis with the Chief Executive Officer to discuss the operation of the Company.

Board Committees

The Board has two committees. Each committee has a charter, which is reviewed by the Board and considered by the Board for approval every year.

Audit Committee

The Audit Committee is currently composed of Mr. William Mackinnon, Mr. Harold O. Koch, Jr., and Dr. Brent Norton. The Board considers all members of this Committee to be “independent” and “financially literate” within the meaning of National Instrument 52-110 – Audit Committees. The Audit Committee has a specifically defined mandate and charter which clearly defines its role and responsibilities. The Audit Committee is responsible for recommending to the Board the appointment and compensation of the Corporation’s external auditor; overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and Management; pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation or its subsidiaries by the Corporation’s external auditor, satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures, establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation or its subsidiaries of concerns regarding questionable accounting or auditing matters, and reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis and other financial information provided by the Corporation to any governmental body or the public. A copy of the Audit Committee charter is available at www.sedar.com, as an appendix to the Corporation’s most recently filed Annual Information Form (the “AIF”) for the year ended December 31, 2010.

The Audit Committee is to be comprised of a minimum of three directors, as determined by the Board and elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a chair of the Audit Committee is elected by the full Board, the members of the Audit Committee may designate a chair by majority vote of the full Audit Committee membership. The chair of the Audit Committee is currently Mr. William Mackinnon.

Additional information regarding the Corporation’s Audit Committee can be found in the Corporation’s AIF for the year ended December 31, 2010. The AIF can be found on www.sedar.com, or a copy of it can be obtained by contacting the Corporation’s Corporate Secretary at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5, or by telephone at 905-629-3822.

Governance, Nomination and Compensation Committee

The GNC Committee is responsible for reviewing, approving and if appropriate, recommending to the Board the compensation and objectives of the President and CEO and other members of Management; administering the Corporation’s compensation plans for Management and the Board, including the Corporation’s Option Plan and other compensation plans or structures that may be adopted by the Corporation from time-to-time; assessing the effectiveness of the Board as a whole, and that of individual members; periodically assessing the Corporation’s governance practices; proposing nominees to the Board; recommending resignation or removal of directors or officers where their current or past conduct is or has been improper or liable to adversely affect the Corporation or its reputation; and orienting new directors.

The Board determines the composition of the Committee, including its number of members. The members of the GNC Committee and its chair shall be elected by the Board on an annual basis, or until they are removed by the Board or their successors are duly appointed. Unless a chair of the GNC Committee is elected by a full Board, the members of the GNC Committee may designate a chair by majority vote of the full GNC Committee membership. Currently, the chair of the GNC Committee is Mr. Anthony Griffiths.

During 2010, all members of the Audit Committee and the GNC Committee met the Board’s independence standards.

APPENDIX B

RESOLUTION – APPROVING ALL UNALLOCATED OPTIONS

UNDER THE STOCK OPTION PLAN

Upon motion, duly proposed and seconded, it was resolved:

1.	THAT the unallocated options under the Second Amended and Restated Stock Option Plan of the Corporation, be and are hereby approved, ratified, sanctioned and confirmed;

2.	THAT any officer or director of the Corporation be, and each is hereby, authorized and directed, for and on behalf of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this Resolution, including compliance with all securities laws and regulations; and

3.	THAT the Board of Directors of the Corporation be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this Resolution.

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